UNITED STATES                  ---------------
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             Washington, D.C. 20549                 000-27716
                                                                 ---------------
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

         (Check One) |X| Form 10-K Form 20-F |_| Form 11-K |_| Form 10-Q |_|
                     Form N-SAR


         For Period Ended:  September 30, 2001
         Transition Report on Form 10-K          Transition Report on Form 10-Q
         Transition Report on Form 20-F          Transition Report on Form N-SAR
         Transition Report on Form 11-K
         For the Transition Period Ended:
                                          --------------------------------------

               Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

YONKERS FINANCIAL CORPORATION
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Full Name of Registrant

N/A
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Former Name if Applicable

6 EXECUTIVE PLAZA
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Address of Principal Executive Office (Street and Number)

YONKERS, NEW YORK 10701
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b)  The subject annual report,  semi-annual report, transition report
[X] on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

                          PART IV -- OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

     Joseph D. Roberto, Chief Financial Officer       914          965-2500
     ------------------------------------------       ---       --------------
                        (Name)                    (Area Code) (Telephone Number)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months No or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                        Yes             No
                                                        [X]             [ ]

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in No the subject report or portion thereof?
                                                        Yes             No
                                                        [ ]             [X]



     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

================================================================================

                          YONKERS FINANCIAL CORPORATION
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                              By: /s/ Joseph D. Roberto
                                                  ------------------------------
Date:   January 2, 2002                           Name:  Joseph D. Roberto
                                                  Title: Chief Financial Officer

                                  ATTACHMENT A

                              PART III - NARRATIVE

     As has been previously disclosed in Registrant's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 16, 2001, the Registrant is in the process of being acquired. As a result, it was necessary for all parties to the acquisition to review the draft Form 10-K prior to filing with the SEC. As a result of the pending acquisition and the holiday schedule, the Registrant was not able to incorporate all of the parties' suggested changes into the Form 10-K and timely file the Form 10-K without unreasonable effort and expense. The Registrant commenced filing via EDGAR at approximately 5:50 p.m. on Monday, December 31, 2001. Accordingly, the Form 10-K was filed on January 2, 2002 in accordance with Rule 12b-25(b)(2)(ii).